Schuchat, Herzog & Brenman, LLC Julie A. Herzog Attorney at Law Direct: 303-295-9707 jherzog@shblegal.com

May 11, 2012

Via Edgar and Facsimile

Ms. Heather Clark
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:           Motor Sport Country Club Holdings, Inc., a Nevada corporation (“Registrant”)
Current Report on Form 8-K
Filed April 20, 2012
File No. 000-31683

Dear Ms. Clark:

On behalf of the Registrant, we respond as follows to your letter dated April 27, 2012 relating to the Registrant’s Current Report filed on Form 8-K (000-31683) on April 20, 2012 (the “Form 8-K”).

Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments in italicized text and provided our response immediately thereafter.

Comments and Responses:

1.           Please revise your Form 8-K to clarify the financial statements that should no longer be relied upon and the amendments you plan to file.  In this regard, we note from the first paragraph that the December 31, 2010 annual financial statements, quarterly financial statements within 2010, and first three quarters of 2011 should no longer be relied upon.  However, we note from the second paragraph that only the first two quarterly reports from 2010 and the third quarterly report of 2011 will be amended despite the fact that the first paragraph states that all 2010 quarterly financial statements, 2010 annual financial statements, and all 2011 quarterly financial statements should no longer be relied upon.

The Registrant has amended the Form 8-K to clarify that it will be amending the fourth quarter and year-end financial statements for fiscal year 2010 and the financial statements for each of the first, second and third quarters of fiscal year 2011 and to further clarify the exact nature of the issues requiring the restatement.  As such, the corresponding Annual Report on Form 10-K for fiscal year 2010 and the Quarterly Reports on Form 10-Q for the first, second and third quarters of fiscal year 2011 will be amended appropriately.  The Registrant is filing the corresponding amended Form 8-K/A in conjunction with this letter.  For your convenience we have attached a marked copy of the Form 8-K/A reflecting changes from the original filing.

2.           In a related matter, we note that you intend to file restated financial statements.  Please tell us how, and when, you will file them.

The Registrant intends to file the amended periodic reports discussed in Item 1 above and the corresponding restated financial statements by May 31, 2012.

3.           When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures.  See Item 307 of Regulation S-K.  If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

The Registrant hereby confirms that when it amends its periodic reports to file restated financial statements, it will include revised disclosure on its officer’s conclusions regarding the effectiveness of the Company’s disclosure controls and procedures substantially in the form below under Item 4 of its amended Quarterly Reports on Form 10-Q/A and Item 9A of its amended Annual Report on Form 10-K/A, as applicable:

“Based on our evaluation, our Chief Executive Officer has concluded that, as of the end of the period covered by this Report, our disclosure controls and procedures were not effective due to their failure to adequately address a significant deficiency in our internal controls over financial reporting.  The deficiency occurred when our Chief Executive Officer, the Company’s sole officer and employee, failed to provide certain invoices from vendors with charges that he disputed to the Company’s accountant, leaving estimated liabilities for those invoices unrecorded in the Company’s books.  An additional issue arose when, due to conflicting understandings of our Chief Executive Officer and the Company’s accountant, the expense associated with shares of Company stock issued to a former (now deceased) Company officer was not recorded when the shares were issued.  The Company’s disclosure controls and procedures failed to detect errors in disclosure arising from these unrecorded items and information included in the affected financial statements was thus incorrect.

Our Chief Executive Officer has corrected the weakness in the disclosure controls and procedures and will provide the Company’s accountant with all invoices and information regarding stock issuances so that it can identify and record such transactions accordingly and ensure adequate and accurate disclosure of material information.  Management will continue to monitor and evaluate the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting on an ongoing basis and is committed to taking further action and implementing improvements as necessary.”

4.           Please amend your 8-K to include a corrected accountant’s letter.  In this regard, we note that the accountant’s letter refers to your form 8-K dated April 18, 2012 and the Item 4.02 actually filed is dated April 13, 2012.

The corrected accountant’s letter is included with the amended Form 8-K filed in accordance with Item 1 above.

Attached hereto please find an acknowledgement of the Registrant as to certain facts and circumstances as requested by your letter.

I believe that this responds to all of the Staff’s comments.  Please do not hesitate to contact me if you have any further questions or comments regarding the Form 8-K.  I can be reached by telephone at 303-295-9707.

Sincerely,

/s/ Julie A. Herzog
Julie A. Herzog

May 8, 2012

Via Edgar

Ms. Heather Clark
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Motor Sport Country Club Holdings, Inc., a Nevada corporation (“Registrant”)
Current Report on Form 8-K
Filed April 20, 2012
File No. 000-31683

Dear Ms. Clark:

This statement is included in response to your letter dated April 27, 2012 relating to the Registrant’s Current Report filed on Form 8-K (000-31683) (the “Form 8-K”).  In connection therewith, the Registrant acknowledges that:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Claus Wagner
Claus Wagner

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-K /A

(Amendment No. 1)

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 13, 2012

MOTOR SPORT COUNTRY CLUB HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Nevada	000-27189	98-0230423
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

11100 W 8th Avenue, Suite 200, Lakewood, Colorado	80215
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (888) 967-5552

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

Motor Sport Country Club Holdings, Inc. (the “Company”) is filing this Amendment No. 1 on Form 8-K/A to its Current Report on Form 8-K (the “Form 8-K Filing”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 20, 2012 to address and clarify certain information disclosed in the original Form 8-K Filing. This Amendment amends and restates in its entirety Item 4.02 of the original Form 8-K Filing and Exhibit 99.1 filed therewith.

Except as expressly set forth herein, this Amendment does not reflect events occurring after the date of the original Form 8-K Filing or modify or update any of the other disclosures contained therein in any way other than as required to reflect the amendments discussed above. Accordingly, this Amendment should be read in conjunction with the original Form 8-K Filing and the Company’s other filings with the SEC.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On April 13, 2012, management of Motor Sport Country Club Holdings, Inc. (the “Company” or “we”), after discussion with our Board of Directors, determined that previously issued financial statements for the fourth quarter and fiscal year ended December 31, 2010 and the first three quarters of fiscal year 2011 should be restated to correct timing errors in our accounting for expenses associated with non-cash stock issuances and accounts payable. Accordingly, our previously issued financial statements for the fiscal year ended December 31, 2010 contained in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the first three quarters of 2011 and any related earnings press releases and similar communications should no longer be relied upon. Our Chief Executive Officer has discussed these matters with our independent auditors and we have a received a letter from our independent auditors stating that they have received a copy of, and are in agreement with, the statements made under this Item 4.02 of Form 8-K.

Specifically, in the course of our independent auditors’ audit of the Company for the fiscal year ended December 31, 2011, we determined that shares issued to Rob Newson, a former (and now deceased) executive officer of the Company, were issued in the fourth quarter of 2010 in connection with Mr. Newson’s employment agreement, resulting in stock- based compensation of $180,000.  As a result our actual shares outstanding as of December 31, 2010 were 1,500,000 shares higher than the number that was reported. In addition, our independent auditors identified certain invoices that were recorded in the first quarter of 2011 that should have been accrued in the fourth quarter of 2010.  These invoices totaling approximately $20,000 for professional fees constituted accounts payable as of December 31, 2010.  Together, the stock compensation expense ($180,000) and professional fees (approximately $20,000) would increase by approximately $200,000 the Company’s fiscal year 2010 net operating loss.  We will be amending our Quarterly Reports on Form 10-Q for the first two quarters of 2011 and our Annual Report on Form 10-K for 2010 to reflect the foregoing as well as corrections to the timing of reporting of certain professional fees, including a settlement incorrectly allocated to the second quarter of 2011 for services rendered in the first quarter of that year .  We will also be amending our Quarterly Report on Form 10-Q for the third quarter of 2011 to reflect the issuance of 10,000,000 shares to Perpetual Industries, Inc. in connection with the license agreement we previously reported.

As of the date of this report, the Company and its independent registered public accounting firm are continuing to review these issues. Accordingly, the financial statements referred to above as well as for the fiscal year ended December 31, 2011 are not finalized. As such, additional changes or adjustments could arise.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

99.1	Consent and agreement of the Company’s independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Motor Sport Country Club Holdings, Inc.
Registrant

Date: May 11, 2012	By:	/s/ Claus Wagner
Claus Wagner
Chief Executive Officer

Exhibit 99.1

ABBM Group, Ltd LLP
Certified Public Accountants

9575 Katy Freeway, Suite 370
Houston, Texas 77024
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com

April 18, 2012

By Fax and Regular Mail:   202.772.9252
SEC – Office of the Chief Accountant
Attn:           SECPS Letter File
Securities and Exchange Commission
Mail Stop 6561
100 F Street, NE
Washington, DC 20549

1.	By E-Mail and Regular Mail
Mr. Claus Wagner
Chief Executive Officer
Motor Sport Country Club Holdings, LLC
11100 W. 8th Avenue, Suite 200
Lakewood, CO 80215

Ladies and Gentlemen:

We have received a copy of, and are in agreement with, the statements being made by Motor Sport Country Club Holdings, Inc. in Item 4.02 of its Form 8-K dated April 13, 2012 and captioned “Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.”

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Very truly yours,

ABBM Group, Ltd, LLP

International Associate
UK 200 GROUP
Affiliated Offices in Principal Cities Around The World